Exhibit 99.1

uniQure Announces Financial Results for Second Quarter 2015

Amsterdam, the Netherlands, August 27, 2015 — uniQure N.V. (NASDAQ: QURE), a leader in human gene therapy, today announced financial results for the second quarter and six months ending June 30, 2015, and provided an update on multiple gene therapy programs.

“We are very pleased with the significant progress uniQure has made during the first half of 2015 and believe that uniQure is in a strong position to achieve its goal of delivering on the promise of gene therapy to patients,” said Jörn Aldag, uniQure Chief Executive Officer. “The closing of our strategic collaboration with Bristol-Myers Squibb and our successful follow-on offering have substantially strengthened our financial position.  We have also established three therapeutic focus areas with experienced leadership in place, and we welcome the addition of Charlie Richard to the uniQure team.  As we move ahead in the second half of 2015, we look forward to the presentation of our first clinical data in hemophilia B and Sanfilippo B and to advancing our preclinical programs focused on CNS, liver/metabolic and cardiovascular diseases.”

Pipeline Updates

•                  Hemophilia B: Dosing is underway in the Phase I/II study of AMT-060 in hemophilia B and the Company anticipates providing a preliminary readout of safety and efficacy data from the initial patients in the second half of 2015.

•                  Sanfilippo B: One-year follow-up results of the Phase I/II clinical trial conducted in Sanfilippo B patients are scheduled to be presented by the Institut Pasteur, uniQure’s collaborator, at two scientific meetings in the second half of 2015.  Details related to these presentations are provided at the end of this release.

•                  Glybera®: uniQure remains on target to initiate in early 2016 a U.S.-based clinical study for Glybera® (alipogen tiparvovec) to support post-approval requirements in the EU. In the Company’s communications with the FDA regarding the U.S. regulatory pathway for Glybera, the FDA has stated they will require more than one additional clinical study to support a BLA filing. The Company is currently assessing its options for pursuing regulatory approval of Glybera in the U.S.

•                  Parkinson’s Disease: The investigator-initiated Phase I clinical study of glial cell line-derived neurotrophic factor (GDNF) in Parkinson’s disease, led by Krystof Bankiewicz, MD, PhD, at the University of California, San Francisco, has completed enrolment of its first dosing cohort and initiated dosing of its second cohort in the third quarter of 2015.

Corporate Highlights

Strategic Collaboration with Bristol-Myers Squibb

•                  On May 21, 2015, uniQure closed its collaboration agreement with Bristol-Myers Squibb to develop and commercialize gene therapies to treat a range of cardiovascular diseases and other therapeutic indications.  In accordance with the collaboration agreement, uniQure received an upfront cash payment of $50 million and issued 1.1 million ordinary shares to Bristol-Myers Squibb at $33.84 per share for aggregate net proceeds of $37.6 million.

•                  On August 10, 2015, uniQure announced the receipt of an additional $53 million from Bristol-Myers Squibb in accordance with the companies’ collaboration agreement. Included in the total was a $15 million target designation fee triggered by Bristol-Myers Squibb’s selection of three new collaboration targets, in addition to S100A1 for congestive heart failure.  Bristol-Myers Squibb also acquired an additional 1.3 million ordinary shares of uniQure priced at $29.67 per share, providing aggregate net proceeds to the Company of approximately $38

1

million.  The purchase price represented an approximately 26% premium over uniQure’s closing price per ordinary share on August 7, 2015.  After this second equity closing, Bristol-Myers Squibb owns 9.9% of uniQure’s outstanding ordinary shares. To date, uniQure has received a total of $140 million from Bristol-Myers Squibb in the context of the agreement.

Other Corporate Highlights

•                  Follow-on Public Offering:  On April 15, 2015, uniQure completed a follow-on public offering of 3,000,000 ordinary shares at $29.50 per ordinary share. After deducting the underwriting discounts and other offering expenses payable by uniQure, the aggregate net proceeds to the Company were approximately $83.2 million.

•                  Infrastructure: uniQure’s manufacturing site in Lexington, Massachusetts remains on target to achieve GMP readiness by the end of 2015.

•                  Human Resources: In an effort to drive greater patient focus and execution, uniQure has established three therapeutic focus areas in CNS, Liver/Metabolic and Cardiovascular disease indications.  In July 2015, uniQure announced the appointment of Charles W. Richard, M.D., Ph.D., to the position of Senior Vice President, Research and Development, Neuroscience, to lead the Company’s growing portfolio of gene therapies targeting neurological diseases, including current clinical trials for the treatment of Sanfilippo B syndrome and Parkinson’s disease as well as preclinical programs in Huntington’s disease and other rare CNS disorders.

uniQure is also pleased to announce the promotion of Deya Corzo, M.D., formerly Vice President, Medical Affairs at uniQure, to the position of Senior Vice President, Research and Development, Liver/Metabolic to lead the Company’s development efforts in liver-directed and metabolic diseases, including hemophilia B, hemophilia A, and other rare liver/metabolic diseases.  Together with Dr. Richard and Prof. Dr. Patrick Most, MD, Managing Director of uniQure GmbH and responsible for the Company’s cardiovascular program, uniQure has significantly strengthened the leadership in its three therapeutic focus areas.

Financial Highlights

As of June 30, 2015, the Company held cash and cash equivalents of €181.9 million, compared with €53.2 million as of December 31, 2014.  Licensing and collaboration revenues for the three months ended June 30, 2015 were €1.6 million, compared with €1.0 million for the comparable period in 2014. For the six months ended June 30, 2015, licensing and collaboration revenues were €2.7 million compared with €2.2 million for the same period of 2014. These revenues are related to the Company’s collaboration agreements with Bristol-Myers Squibb and Chiesi.

Research and development expenses were €10.6 million for the three months ended June 30, 2015, compared with €8.0 million for the comparable period in 2014. For the six months ended June 30, 2015, research and development costs were €20.7 million compared with €14.2 million for the same period of 2014.The increase is related to the initiation of uniQure’s Phase I/II clinical study of AMT-060 in hemophilia B, additional development and clinical activities required to support the planned commercial launch of Glybera, the continued progression of uniQure’s other product candidates and increased activity in the Company’s U.S. facility.

Selling, general and administrative expenses were €4.5 million for the three months ended June 30, 2015, compared with €2.5 million for the comparable period in 2014. Selling, general and administrative costs for the six months ended June 30, 2015 and 2014 were €8.7 million and €4.8 million, respectively. The increase was primarily due to expenses related to consultants and professional fees associated with business development and corporate finance matters and other general and administrative activities.

Other gains/losses were a loss of €5.2 million for the three months ended June 30, 2015, compared to a gain of €0.6 million for the comparable period in 2014.  For the six months ended June 30 2015, the gains/losses were a loss of €1.0 million compared with a gain of €0.06 million in the same period of 2014. The loss was primarily attributable to the timing of receipt of proceeds from the Company’s follow-on public offering and the quarterly revaluation of outstanding warrants.

The net loss for the second quarter of 2015 was €18.9 million, or €0.87 per share, compared with €9.0 million, or €0.51 per share, for the second quarter of 2014.  The net loss for the six months ended June 30, 2015 and 2014 were €31.5 million, or €1.58 per share and €16.8 million, or €1.03 per share, respectively.

For further financial information for the period ending June 30, 2015, please refer to the financial statements appearing at the end of this release.

Upcoming Sanfilippo B Data Presentations

European Society of Gene and Cell Therapy (ESGCT) and Finnish Society of Gene Therapy (FSGT) Collaborative Congress

Location: Helsinki, Finland

Date: September 19, 2015

Session Time: 10:30am – 12:30pm

Abstract Title: Intra-cerebral administration of AAV vector containing the human alpha-N-acetylglucosaminidase cDNA in children with Sanfilippo type B (MPSIIIB) syndrome: results of a phase I/II trial

Speaker: Prof. M Tardieu

Sanfilippo Syndrome and Related Lysosomal Storage Diseases International Conference

Location: Geneva, Switzerland

Date: November 27, 2015

Session Time: 1:30pm – 3:00pm

Presentation Title: MPSIIB: Results at 12 months of a Phase I/II trial

Speaker: Prof. M Tardieu

About uniQure

uniQure is delivering on the promise of gene therapy — single treatments with potentially curative results. We are leveraging our modular and validated technology platform to rapidly advance a pipeline of proprietary and partnered gene therapies to treat patients with CNS, liver/metabolic and cardiovascular diseases. www.uniQure.com

FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements. All statements other than statements of historical fact are forward-looking statements, which are often indicated by terms such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “goal,” “intend,” “look forward to”, “may,” “plan,” “potential,” “predict,” “project,” “should,” “will,” “would” and similar expressions. Forward-looking statements are based on management’s beliefs and assumptions and on information available to management only as of the date of this press release. These forward-looking statements include, but are not limited to, statements regarding our collaborations with BMS and other parties, the commercial launch of Glybera in the EU, the progress of any of the ongoing or planned clinical studies and/or development of our product candidates, and the commercialization or further regulatory approval of our products. Our actual results could differ materially from those anticipated in these forward-looking statements for many reasons, including, without limitation, risks associated with our clinical development activities, manufacturing processes and facilities regulatory oversight, product commercialization, intellectual property claims, risks associated with our collaborations and collaboration partners, and the risks, uncertainties and other factors described under the heading “Risk Factors” in uniQure’s Form 20-F filed with the Securities and Exchange Commission dated April 7, 2015. Given these risks, uncertainties and other factors, you should not place undue reliance on these forward-looking statements, and we assume no obligation to update these forward-looking statements, even if new information becomes available in the future.

uniQure:

Aicha Diba

Investor Relations

Direct : +31 20 240 6100

Main: +31 20 240 6000

a.diba@uniQure.com

Media inquiries:

Gretchen Schweitzer

MacDougall Biomedical Communications

Direct: +49 89 2424 3495 or +49 172 861 8540

Main: +1 781 235 3060

gschweitzer@macbiocom.com

UNIQURE N.V.

Unaudited Condensed Consolidated Balance Sheet

(€ in thousands)

	DECEMBER 31,	JUNE, 30
	2014	2015
Assets
Non-current assets
Goodwill	1,342	1,342
Intangible assets other than Goodwill	16,368	18,395
Property, plant and equipment	19,667	21,981
Other non-current assets	1,022	1,120
Total non-current assets	38,399	42,838
Current assets
Receivables from related parties	2,426	3,235
Trade and other receivables	1,542	2,097
Inventories	200	414
Cash and cash equivalents	53,219	181,855
Total current assets	57,387	187,601
Total assets	95,786	230,439
Equity
Share capital	905	1,136
Share premium	206,111	307,246
Other reserves	17,149	21,651
Accumulated deficit	(181,081)	(212,606)
Total equity	43,084	117,427
Liabilities
Non-current liabilities
Borrowings	16,418	15,092
Derivative financial instruments - related parties	—	1,137
Financial lease liabilities	134	45
Deferred rent	5,658	5,922
Deferred revenue	15,387	65,117
Deferred tax liabilities	1,379	1,379
Contingent considerations	1,454	1,966
Total non-current liabilities	40,430	90,658
Current liabilities
Trade and other payables	9,617	10,434
Derivative financial instruments - related parties	645	3,462
Borrowings	—	3,006
Borrowings - derivative	207	541
Deferred rent	475	544
Deferred revenue	1,328	4,367
Total current liabilities	12,272	22,354
Total liabilities	52,702	113,012
Total equity and liabilities	95,786	230,439

UNIQURE N.V.

Unaudited Condensed Consolidated Statements of Comprehensive Income

(€ in thousands, except share and per share data)

	THREE MONTHS ENDED		SIX MONTHS ENDED
	JUNE 30,		JUNE 30,
	2014	2015	2014	2015
	(€ in thousands)
License revenues	221	492	441	713
Collaboration revenues	821	1,123	1,771	2,009
Total revenues	1,042	1,615	2,212	2,722
Other income	152	140	390	346
Research and development expenses	(8,008)	(10,613)	(14,226)	(20,719)
Selling, general and administrative expenses	(2,548)	(4,509)	(4,817)	(8,668)
Other gains / losses, net	583	(5,241)	64	(996)
Total operating costs	(9,821)	(20,223)	(18,589)	(30,037)
Operating result	(8,779)	(18,608)	(16,377)	(27,315)
Finance income	44	46	71	65
Finance expense	(255)	(325)	(514)	(4,275)
Finan Finance income/(expense)—net	(211)	(279)	(443)	(4,210)
Result before corporate income tax	(8,990)	(18,887)	(16,820)	(31,525)
Corporate income taxes	—	—	—	—
Net loss	(8,990)	(18,887)	(16,820)	(31,525)
Items that may be subsequently reclassified to profit or loss
Currency translation differences on foreign operations	(11)	(285)	(10)	1,086
Other comprehensive income/(loss)	(11)	(285)	(10)	1,086
Total comprehensive loss	(9,001)	(19,172)	(16,830)	(30,439)
Loss per share attributable to the equity holders of the Company during the year:
Basic and diluted loss per share	(0.51)	(0.87)	(1.03)	(1.58)

UNIQURE N.V.

Unaudited Condensed Consolidated Statement of Changes in Equity/Deficit

(€ in thousands)

	Total
	Share	Share	Other	Accumulated	Total
	Capital	Premium	Reserves	Deficit	Equity/Deficit
Balance at January 1, 2014	610	142,459	6,536	(144,041)	5,564
Result for the period	—	—	—	(16,820)	(16,820)
Other comprehensive income/(loss)	—	—	—	(10)	(10)
Total comprehensive loss	—	—	—	(16,830)	(16,830)
Proceeds from shares issued	270	62,351	—	—	62,621
Share issuance costs	—	(668)	—	—	(668)
Share based payment/expense	—	—	4,626	—	4,626
Balance at June 30, 2014	880	204,142	11,162	(160,872)	55,312
Result for the period	—	—	—	(20,218)	(20,218)
Other comprehensive income	—	—	1,149	9	1,158
Total comprehensive loss	—	—	1,149	(20,209)	(19,060)
Capital contributions	25	1,969	—	—	1,994
Share based payment/expense		—	4,838	—	4,838
Balance at December 31, 2014	905	206,111	17,149	(181,081)	43,084
Result for the period	—	—	—	(31,525)	(31,525)
Other comprehensive income	—	—	1,086	—	1,086
Total comprehensive loss	—	—	1,086	(31,525)	(30,439)
Capital contributions	231	101,747	—	—	101,978
Share issuance costs		(612)			(612)
Share based payment/expense	—	—	3,416	—	3,416
Balance at June 30, 2015	1,136	307,246	21,651	(212,606)	117,427

UNIQURE N.V.

Unaudited Condensed Consolidated Statement of Cash Flows

(€ in thousands)

	SIX MONTHS ENDED
	June 30,
	2014	2015
Cash flow from operating activities
Net loss	(16,820)	(31,525)
Adjustments for:
Depreciation	310	1,877
Lease incentive	3,876	333
Loss/(gain) on derivatives	(253)	1,666
Loss/(gain) on foreign exchanges	(64)	1,873
Other non-cash items	(9)	511
Share-based expenses	4,626	3,416
Changes in trade and other receivables	(292)	(1,363)
Movement in inventories	438	(214)
Changes in trade and other payables	(1,240)	(5,922)
Changes in deferred revenue and provisions	(377)	52,769
Intial recognition of warrants	—	2,622
Movement in other liabilities	448	1,581
Interest (income) / expense	650	976
Cash (used in) / generated by operations	(8,707)	28,600
Interest paid	(461)	(929)
Net cash (used in) / generated by operating activities	(9,168)	27,671
Cash flow from investing activities
Purchases of property, plant and equipment	(9,787)	(1,855)
Purchases of intangible assets	(1,953)	(1,729)
Interest received	59	59
Net cash used in investing activities	(11,681)	(3,525)
Cash flow from financing activities
Proceeds from shares issued	62,621	101,978
Share issuance cost	(668)	(612)
Exchange result on Borrowings	46	—
Proceeds from Borrowings	7,184	—
Payments of finance lease	(77)	(82)
Net cash generated from financing activities	69,106	101,284
Net increase in cash, cash equivalents and bank overdrafts	48,257	125,430
Currency effect cash and cash equivalents	(10)	3,206
Cash, cash equivalents and bank overdrafts at beginning of the period	23,810	53,219
Cash, cash equivalents and bank overdrafts at end of the period	72,057	181,855